Itaú Unibanco's profit totals of R$11.5 billion in the second quarter of 2025 and loan portfolio reaches R$1.4 trillion

Annualized recurring managerial return on average equity reached 23.3%; the continuous innovation agenda remains focused on delivering simple, digital, and personalized experiences to clients across all profiles and segments

São Paulo, August 5th, 2025 | In the second quarter of 2025, Itaú Unibanco reported a recurring managerial result of R$11.5 billion, increased by 14.3% year-on-year. This performance reflects the strength of a bank with diversified operations, disciplined cost control, and intensive use of technology to drive efficiency. The loan portfolio remains robust, with consistent growth and controlled delinquency, supporting the profitability of the operation.

This quarter, Itaú Unibanco launched Itaú Emps, a bank focused on micro and small businesses, offering integrated solutions for financial management, credit, collections, and services. The initiative reinforces Itaú Unibanco's position as a strategic partner for Brazilian entrepreneurs, delivering a simple, digital, and personalized experience to support businesses of all sizes. With Itaú Emps, the bank expands its presence in the SME ecosystem - an essential segment for the national economy - and reaffirms its role as a scalable bank, capable of combining reach, innovation, and customer proximity.

In R$ million(*) (except where otherwise indicated)	2Q25	1Q25	Δ	2Q24	Δ
Recurring Managerial Result	11,508	11,128	3.4%	10,072	14.3%
Annualized Recurring Managerial Return on Average Equity	23.3%	22.5%	8 bps	22.4%	9 bps
Total Adjusted Loan Portfolio[1] (R$ billion)	1,389.1	1,383.1	0.4%	1,294.7	7.3%
NPL ratio (90-days) – Total[2]	1.9%	1.9%	stable	-	-

(*) As of January 2025, CMN Resolution No. 4,966/21 came into force, establishing the classification, measurement, recognition and write-off of financial instruments and the recognition of a provision for expected loss associated with credit risk. Adoption was prospective, with no material effects.

"We continue to demonstrate the strength of our strategy and Itaú Unibanco's ability to grow consistently and create value. We are advancing through innovation and efficiency, with a highlight on the launch of Itaú Emps, which combines technology, operational efficiency, and deep client relationships. This approach is present throughout the bank: in retail, with simpler and more personalized digital journeys, and in wholesale, with robust solutions and highly tailored service for companies of all sizes and sectors, including agribusiness."

Milton Maluhy Filho
Itaú Unibanco's CEO

Quarter highlights:

- Financial margin with clients grew 15.4% year-over-year, driven by the expansion of the loan portfolio and higher returns on liabilities and remuneration of own working capital—reflecting the bank's scale and operational efficiency.

- Credit quality indicators continue to improve. The non-performing loans over 90 days overdue (NPL 90) stood at stable for the quarter, remaining at the lowest level in the past 18 quarters, with a

[1] Includes financial guarantees provided and corporate securities.
[2] Includes securities as well as FIDC, exposures to financial institutions and the operations by our agribusiness trading company.

"Our results reflect the strength of our business model. We delivered consistent growth, with solid profitability and operational efficiency. We continue to invest in technology, data, and automation to scale with quality, maintain a competitive cost to serve, and generate sustainable value. Discipline in capital allocation and the ability to grow responsibly, creating value for our shareholders and strengthening our position across multiple segments, remain distinctive traits for Itaú Unibanco."

Gabriel Amado de Moura
Itaú Unibanco's CFO

highlight on the individual loan portfolio in Brazil, particularly the personal loan segment, which reached its lowest historical level.

• The total credit portfolio including financial guarantees provided and corporate securities grew 7.3% compared to 2Q24. In the individual segment, growth was 8.0%, with highlights in:

Mortgage loans: +17.2%
Credit cards: +7.7%
Personal loans: +5.5%

• Commissions and fees and result from insurance operations increased 3.1% compared to 2Q24, driven by higher revenues from card issuance, asset management, and a 17.3% increase in insurance results, consolidating the bank's strength in scalable and recurring businesses.

- Non-interest expenses totaled R$16.5 billion, up 9.4% compared to 2Q24. The increase reflects ongoing investments in technology and innovation, as well as the impact of the collective agreement on salaries and benefits effective from September 2024. The quarterly efficiency ratio reached 36.9% in Brazil, the best level for a second quarter in the historical series, highlighting gains in scale and productivity.

- Organic capital generation absorbed the regulatory impacts of the period and supported business growth. The Comon Equity Tier I (CET I) ended the quarter at 13.1%, remaining stable compared to the same period in 2024.

- Itaú has revised part of its guidances for 2025. The bank now forecasts growth between 11% and 14% for the Financial Margin with Clients and between 28.5% and 30.5% for the Effective Income Tax Rate for the year. The revisions are mainly related to the positive effects of a more profitable product and segment mix than originally expected. Additionally, the liability margin has shown better performance, driven by higher volumes.

More information on Itaú Unibanco's results is available on the Itaú Unibanco Investor Relations website: www.itau.com.br/relacoes-com-investidores/en/.

Corporate Communication – Itaú Unibanco
imprensa@itau-unibanco.com.br